June 10, 2011
VIA EDGAR
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Attention:	Russell Mancuso Branch Chief

Re:	SANUWAVE Health, Inc. Form S-1, filed May 10, 2011 File No. 333-174102

Dear Mr. Mancuso:
     On behalf of SANUWAVE Health, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 31, 2011 with respect to the Company’s registration statement on Form S-1 (the “Registration Statement”), filed with the Commission on the date referenced above. For those comments which the Staff has specifically informed us require amendments to documents previously filed with the Commission, we have filed such amended documents and note the same in our responses below. The Company’s responses below are numbered to correspond to the numbered paragraph in the Staff’s comment letter. For your convenience, we repeat in bold each of the Staff’s comments prior to each response.
1.	Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). When addressing the factors mentioned in Securities Act Rules Compliance and Disclosure Interpretation 612.09, please address the size of the offering relative to the number of your outstanding common shares held by non-affiliates before you initially issued the offered shares to the selling stockholders.
     For the reasons set forth below, the Company respectfully submits that the offering to be registered pursuant to the Registration Statement is a valid secondary offering and may be registered as contemplated by the Registration Statement, and the selling stockholders (the “Selling Stockholders”) are not “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

     As an initial matter, the Company wishes to assert that none of the Selling Stockholders is a conduit for the Company, but rather, purchased their shares for their own account. Each of the Selling Stockholders were immediately at market risk once their shares were purchased, and such market risk has continued through the time of filing the Registration Statement. As evidence of this intent, each of the Selling Stockholders executed a Securities Purchase Agreement (as described below) for the purchase of their shares which contained representations of the Selling Stockholders that stated, among other provisions, that each purchaser was purchasing the securities in the ordinary course of business for its own account and not with view toward distributing or reselling such securities in violation of applicable securities laws.
     According to information provided to the Company by the Selling Stockholders, each of the Selling Stockholders is either an institutional investor specializing in investments in small capitalization public companies in the Company’s business field, or an individual accredited investor with experience making such investments. The Company believes that the Selling Stockholders evaluated an investment in the Company on the basis of the business purpose for the Transaction (as defined below) and the funds needed to accomplish the business purpose, and as to whether they believed that the Company’s proposed use of proceeds was rational and likely to produce appropriate investment returns.
Transaction Overview
     On April 4, 2011, in conjunction with an offering of securities (the “Transaction”) pursuant to certain exemptive provisions from registration under the Securities Act, including, inter alia, Section 4(2) of the Securities Act and Regulation D promulgated thereunder and related rules and regulations of the Commission, the Company entered into a Securities Purchase Agreement with certain qualified institutional investors and other “accredited investors” (as that term is defined in the Commission’s Regulation D) (previously defined as the “Selling Stockholders”) for the issuance of an aggregate 2,804,593 shares of the Company’s common stock (the “Common Stock”) for a total purchase price of $9,114,927.25.
     In addition, the Company, in connection with the Transaction, issued to the Selling Stockholders an aggregate of 2,897,673 warrants (the “Class E Warrants”) to purchase shares of common stock at an exercise price of $4.00 per share. 93,080 of the Class E Warrants were issued to Rodman & Renshaw LLC, placement agent in the Transaction, and the remaining 2,804,593 Class E Warrants were issued to the other investors. The Common Stock and the Class E Warrants are collectively referred to herein as the “Purchased Securities”.
     Pursuant to the terms of a Registration Rights Agreement that the Company entered with the Selling Stockholders in connection with the Transaction, the Company is required to file a registration statement or registration statements with the Commission that cover the resale by the Selling Stockholders of the Purchased Securities.
Rule 415
     In 1983, the Commission adopted Rule 415 under the Securities Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the rule. In relevant part, Rule 415 provides:
“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:
(1)	The registration statement pertains only to:
(i)	Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;...”
     Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling shareholders in a bona fide secondary offering without restriction.
     The Staff has previously recognized the complexity in determining whether a purported secondary offering under Rule 415 is in fact a primary offering, and has set forth a detailed analysis of the relevant factors that should be examined in its Securities Act Rules Compliance and Disclosure Interpretation 612.09 (“C&DI 612.09”), which provides that:
“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”
     As C&DI 612.09 indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.” We have analyzed the offering contemplated by the Registration Statement under Rule 415(a)(1)(i) and the factors noted in C&DI 612.09. Based on the totality of the circumstances, we respectfully submit that the offering by the Selling Stockholders identified in the Registration Statement is a true secondary offering and the Selling Stockholders are not acting as underwriters or conduits for the Company, and that, accordingly, all of the Purchased Securities can be registered pursuant to the Registration Statement. While we recognize that the number of securities being registered on behalf of the Selling Stockholders is substantial relative to the Company’s public float existing immediately prior to the completion of the Transaction, we do not believe that this fact alone is determinative. Rather, we believe the magnitude of the offering is outweighed by the analysis of the following factors contained in C&DI 612.09:
How long the Selling Stockholders have held the Purchased Securities
     Pursuant to the Registration Statement, the Company is seeking to register an aggregate of 5,702,266 shares (approximately 50.8% of which, or 2,897,673, are Class E Warrants), which is approximately 27% of its total issued and outstanding shares, or 17% of its total issued and outstanding shares, on a fully diluted basis.
     Of the Purchased Securities that were issued in the Transaction: (i) 5,082,266 were issued to institutions or individuals that are neither current nor former affiliates of the Company, and (ii) 620,000 were issued to one individual who was an affiliate of the Company on the date of the Transaction (and continues to be an affiliate of the Company). Of the 5,082,266 Purchased Securities that were issued to non-affiliates, 1,266,000 were issued to existing shareholders of the Company, each of whom has held their shares (other than their Purchased Securities) for periods between four and twenty months. The amount of Purchased Securities issued to the one affiliate in the Transaction represents less than 11% of the shares that the Company is seeking to register. Other than the shares purchased in the Transaction, the affiliate purchaser has held his shares for periods between four and twenty months.
     We believe that the Staff’s guidance in Securities Act Forms Compliance and Disclosure Interpretation 116.19 (“C&DI 116.19”), that a valid secondary offering may occur immediately following the closing of a private placement without the satisfaction of any required holding period, is instructive on the issue of registration of the Purchased Securities. The Purchased Securities were issued pursuant to a valid private placement under Section 4(2) of the Securities Act, and the Selling Stockholders have borne the market risk of their investment since they signed binding Securities Purchase Agreements in April 2011. Moreover, given the historical limited trading volume for the Company’s common stock, as a practical matter, the Selling Stockholders will likely continue to bear the risk of a significant portion of their investment for a more extended period of time than would be the case for a more actively traded security.
     The Company recognizes the Staff’s concern that a relatively short time period between closing of the Transaction and registration of the shares is more indicative of a primary offering. In the Company’s case, however, its resale registration is consistent with the typical “PIPE” transaction, where a company is required to file a resale registration statement within a short time after closing. Like investors in a typical PIPE transaction, the Selling Stockholders were immediately at market risk once the Purchased Securities were purchased in the Transaction, and such market risk has continued uninterrupted. The Registration Statement is consistent with the guidance in C&DI 116.19 and longstanding practice of companies conducting a PIPE transaction; therefore, any concerns over the relatively short time period between closing and registration should be mitigated.

The circumstances under which the Selling Stockholders received the Purchased Securities
     The Purchased Securities were acquired in a private placement pursuant to Section 4(2) of the Securities Act. The Selling Stockholders made specific representations to the Company that they were acquiring the shares for their own accounts and not with a view towards, or for resale in connection with, a public sale or distribution. The Company is not aware of any evidence that would indicate that these specific representations were false. The Purchased Securities were sold by the Company to raise funds for working capital and general corporate purposes and to help maintain the Company as a going concern.
     The terms of the Transaction included traditional registration rights which are set forth in the Registration Rights Agreement. Such rights are standard in connection with comparable offerings, and there is nothing about the registration rights that establishes any rights different from those that have applied to numerous transactions whose registrations have been processed by the Staff without objection. The Selling Stockholders’ desire to have their Purchased Securities covered by the Registration Statement is not indicative of a desire to sell, distribute or flip the stock, nor is it indicia of a primary offering. The Selling Stockholders negotiated for the registration rights set forth in the Registration Rights Agreement for a variety of business reasons, including the desire by some of the institutional purchasers to maintain liquid securities in order to be able to assess and place a value on the securities that they purchased in the Transaction.
     It is important to note that the circumstances under which the Selling Stockholders acquired their respective shares covered by the Registration Statement do not present the same abusive concerns as “toxic convertible” transactions that the Staff has focused on in PIPE transactions by smaller companies. Based on the Company’s understanding, in many of these “toxic convertible” transactions, an issuer would commit to issuing shares at a conversion or exercise price that floated in accordance with the market price of the issuer’s underlying common stock. When the transaction was announced, the stock price typically fell which led to the issuer having to issue significant blocks of stock, in many cases well in excess of 100% of the shares previously outstanding. In these “toxic convertible” transactions, existing investors or investors who purchased shares after the announcement of the transaction frequently faced downward pressure on the value of their investments. None of the securities issued by the Company in the Transaction (or otherwise) contain the types of provisions included in the “toxic convertible” securities discussed above.
     The Company currently has 20,907,536 shares of common stock outstanding, of which 14,734,660 are held by individuals who are currently affiliates of the Company. Accordingly, only 6,172,876, or approximately 30% of the Company’s outstanding shares, taking the Transaction into account, are held by individuals and entities other than our affiliates. Indeed, the Company’s two largest shareholders—Prides Capital Fund I, L.P. and NightWatch Capital Partners II, L.P.—hold approximately 43% and 9% of the Company’s stock, respectively, and are not Selling Stockholders in the Registration Statement.
     The Staff has stated that leeway is given to companies who obtain financing after going public through a reverse merger transaction (which the Company did on September 25, 2009).

This special consideration is granted because, due to the nature of a reverse merger transaction, the surviving public entity is left with a significant amount of shares held by affiliated stockholders, thus resulting in a small public float. This would make it extremely difficult for companies involved in a reverse merger to obtain subsequent financing.
     Accordingly, the Company respectfully submits that there is nothing about the circumstances of the sale of the securities in the Transaction that indicates that the Transaction was anything other than what is appears to be — a bona fide private placement of securities with sophisticated institutional or accredited investors designed to meet the Company’s immediate and longer-term funding requirements.
The relationship of the Selling Stockholders to the Company
     None of the Selling Stockholders is acting on behalf of the Company with respect to the shares being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with any of the Selling Stockholders that would control the timing, nature and amount of resales of such shares or whether such shares are even resold at all under the Registration Statement, other than the Company’s obligation to register for resale the shares covered by the Registration Statement. In addition, the Company would not receive any of the proceeds from any resales of such shares by any Selling Stockholders under the Registration Statement (however, the Company could receive proceeds from the exercise of any of the Class E Warrants). Rather, all proceeds received from any such resales would accrue to the benefit of the Selling Stockholders. The Company is not aware of any information that would lead it to conclude that the Selling Stockholders are not acting independently of one another.
     Only one of the Selling Stockholders (David N. Nemelka) is an affiliate of the Company. The Purchased Securities that Mr. Nemelka is seeking to have registered (620,000) represent only 18% of his overall holdings in the Company (3,390,537). Besides Mr. Nemelka, there are no relationships of any kind between the Company and any of the Selling Shareholders, except as investors or as the placement agent (Rodman & Renshaw LLC) in the Transaction. It should be noted that all of the individual accredited investors have previously invested in the Company and were existing securityholders of the Company prior to the consummation of the Transaction. Each of these existing shareholders will continue to hold securities (common stock and/or warrants) in the Company that are not covered by the Registration Statement.
The amount of Purchased Securities involved
     The Registration Statement seeks to register the resale by the Selling Stockholders of an aggregate of 5,702,266 shares of Common Stock issued or issuable upon exercise of the Class E Warrants. The 5,702,266 shares of Common Stock covered by the Registration Statement represent approximately 31% of the shares of common stock of the Company outstanding immediately prior to the consummation of the Transaction. The 5,702,266 shares covered by the Registration Statement also represent 155% of the Company’s public float (3,678,283 shares) immediately prior to the consummation of the Transaction. As noted above, 10,986,134 of the Company’s shares prior to the consummation of the Transaction were held by two large institutional shareholders, who collectively held 61% of the Company’s outstanding common stock at such time; and who collectively hold 10,986,134 shares of the Company’s common stock, or 53% of the Company’s outstanding common stock, after giving effect to the Transaction. None of the shares held by those two shareholders are covered by the Registration Statement. If the holdings by these two large shareholders were included in the calculation of pre-Transaction public float, then the public float would have been 14,664,417, in which case the Purchased Securities to be registered pursuant to the Registration Statement would only represent 39% of such figure.
     The Company notes that the amount of shares involved is only one factor cited in C&DI 612.09 to be considered by the Staff in applying Rule 415. In this regard, the Company acknowledges the fairly large number of shares of Common Stock covered by the Registration Statement relative to the public float of the Company’s common stock prior to consummation of the Transaction, but respectfully submits that the number of shares is merely a mathematical result of the size of the investment, the price per share and the Company’s market capitalization, rather than an indicator of a primary public offering.
     The relatively low price at which the Company sold its common stock in the Transaction was primarily the result of the Company being a development stage company that is not yet profitable and which has no meaningful source of revenues as yet, and, as a result, generally must sell its stock at a discount to attract investors. The large number of shares of common stock that the Company now proposes to register is not indicative of an intent to distribute by the Selling Stockholders. Rather, it is indicative of the nature of the Transaction whereby the sale of a large number of shares was necessarily involved at a negotiated discounted price.
     The availability of Rule 415 depends on whether the offering is made by bona fide selling stockholders or deemed to be made by or on behalf of the issuer. In order for the Staff to determine that the offering is, in reality, being made on behalf of the issuer, the Staff must conclude that the selling stockholders are essentially seeking to effect a distribution of an issuer’s shares. However, if the Staff’s concern is that a distribution is taking place, the Company respectfully submits that the number of shares being registered should be one of the less important factors in the Staff’s analysis since an inappropriate distribution of shares can take place regardless of the amount of shares.
Whether the Selling Stockholders are in the business of underwriting securities
     Prudential Investment Management Services LLC is a registered broker-dealer, and its affiliates are Jennison Global Healthcare Masterfund, Ltd. and Prudential Health Sciences Fund d/b/a Prudential Jennison Health Sciences Fund, a series of Prudential Sector Funds, Inc., each a Selling Stockholder. Pacific Select Distribution, Inc. is a registered broker-dealer, and its affiliate is Pacific Select Fund — Health Sciences Portfolio, a Selling Stockholder. The Company is, however, advised that, other than Rodman & Renshaw LLC (the placement agent in the Transaction who received only Class E Warrants in the Transaction), none of the Selling Stockholders is in the business of underwriting securities, and the Company further believes that none of the Selling Stockholders is acting as a conduit for the Company’s securities. The Selling

Stockholders are institutional investors or accredited individual investors that buy and sell portfolio securities for their own accounts.
     Other than Rodman & Renshaw LLC, each of the Selling Stockholders made extensive representations and warranties in the Subscription Agreement regarding its investment intent, including representations that each Selling Stockholder was purchasing its securities for its own account, for investment purposes and not for the purpose of effecting any distribution of the securities in violation of the Securities Act. Each of the Selling Stockholders represented that it was acting individually and not as a group, and that each Selling Stockholder had made its own independent decision to purchase securities in the Transaction. The Company has no basis to believe that those representations are untrue.
Whether under all the circumstances it appears that the Selling Stockholders are acting as a conduit for the Company
     We respectfully submit that none of the Selling Stockholders is acting as an underwriter or a conduit for the Company.
     The Company is not aware of any evidence that any Selling Stockholder identified in the Registration Statement acquired its shares with any plan or intention, or presently has any plan or intention, to act in concert with any other Selling Stockholder to effect a distribution of the Company’s shares. Nor is the Company aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s own rules, a distribution requires special selling efforts. Rule 100(b) of Regulation M defines a distribution as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as any road shows or other actions to condition the market for the Company’s common stock) by or on behalf of any Selling Stockholder has taken place or would take place if the Registration Statement is declared effective.
     The one Selling Stockholder that is an affiliate of the Company, and those Selling Stockholders that were investors in the Company prior to the consummation of the Transaction, are long-term investors with a demonstrated long-term commitment to the Company. The fact that certain of the Selling Stockholders have held shares not acquired in the Transaction for lengthy periods of time is inconsistent with the activities of an underwriter or conduit for a distribution. In addition, to the extent that any Selling Stockholder were to sell shares pursuant to the Registration Statement, the Selling Stockholder would retain all proceeds therefrom without any remuneration or other benefit to the Company (however, as previously noted, the Company could receive proceeds from the exercise of any of the Class E Warrants).
     We find no evidence that any of the Selling Stockholders purchased the Company’s common stock in the Transaction to facilitate a continuous at-the-market offering on the part of the Company. Rather, the purpose of the financing was to provide the Company with cash necessary to continue as a going concern. The Common Stock and Class E Warrants sold were sold at a fixed price and the Selling Stockholders have borne the risks associated with ownership of the Purchased Securities for over two months.
     Finally, in light of the substantial evidence of investment intent on the part of the Selling Stockholders, limiting the Company’s ability to register the resale of the Purchased Securities on behalf of the Selling Stockholders would not further any public policy interests. The confluence of all of these facts and circumstances drives the conclusion that resales by the Selling Stockholders, if and when they occur, are part of a bona fide secondary offering.
Conclusion
     Based on the foregoing facts and circumstances, analyzed in the context of the factors detailed in C&DI 612.09, we believe the Selling Stockholders should not be treated as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, and the registration of the Purchased Securities should be considered a bona fide secondary offering. On the basis of the foregoing, we respectfully request that the Staff not impose a cap on the number of resale shares allowed to be registered in the Registration Statement, as doing so would give primacy to only one of the elements of the C&DI 612.09 analysis, and would contradict the Commission’s stated intention of providing additional flexibility for financing options for small companies like the Company. We therefore respectfully request the Staff to permit the Company to effect the registration of the resale of all of the Purchased Securities pursuant to the Registration Statement and Rule 415(a)(1)(i).
2.	With respect to the shares to be offered by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.
     In response to this comment by the Staff, the Company has provided this information in the footnotes to the Selling Stockholder table contained in the amended S-1/A being filed with the Commission contemporaneously with this response letter. The Selling Stockholder table, as amended, is reproduced below.

		Amount of Shares of
	Number of Shares	Common Stock Being
	Beneficially Owned	Offered Pursuant to	Shares Beneficially Owned After Offering
Name of Selling Stockholders (1)	Before Offering (2)	this Prospectus (3)	Number (3)	Percentage (4)
Pacific Select Fund — Health Sciences Portfolio (5)	270,766	270,766	—	*
Jennison Global Healthcare Master Fund, Ltd. (6)	307,700	307,700	—	*
Prudential Health Sciences Fund d/b/a Prudential Jennison Health Sciences Fund, a series of Prudential Sector Funds, Inc. (7)	1,575,380	1,575,380	—	*
Deerfield Special Situations Fund International Limited (8)	562,154	562,154	—	*

		Amount of Shares of
	Number of Shares	Common Stock Being
	Beneficially Owned	Offered Pursuant to	Shares Beneficially Owned After Offering
Name of Selling Stockholders (1)	Before Offering (2)	this Prospectus (3)	Number (3)	Percentage (4)
Deerfield Special Situations Fund, LP (8)	360,924	360,924	—	*
Investor Company f/b/o Rosalind Capital Partners L.P. (9)	146,200	146,200	—	*
Investor Company f/b/o Rosalind Master Fund L.P. (9)	161,600	161,600	—	*
DAFNA Lifescience Select Ltd (10)	48,000	48,000	—	*
DAFNA Lifescience Ltd (10)	24,000	24,000	—	*
DAFNA Lifescience Market Neutral Ltd (10)	20,308	20,308	—	*
Alpha Capital Anstalt (11)	153,846	153,846	—	*
Cranshire Capital LP (12)	61,540	61,540	—	*
Iroquois Master Fund Ltd (13)	30,768	30,768	—	*
David N. Nemelka (14)	3,390,537	620,000	2,770,537	12.3%
McCollee Partners, LLC (15)	1,200,045	200,000	1,000,045	4.7%
Steven P. Zolman	252,688	186,000	66,688	*
Kelly Walker	214,032	124,000	90,032	*
Jared Chappell	157,344	124,000	33,344	*
Stacy Hall	112,050	62,000	50,050	*
KSP Investments, LLC (16)	172,304	62,000	110,304	*
Ben E. Peay	310,859	62,000	248,859	1.2%
Craig A. Davis	82,700	62,000	20,700	*
Brian Trapnell	117,982	68,000	49,982	*
Hatty Investments, LLC (17)	192,045	62,000	130,045	*
Michael Huish	112,011	62,000	50,011	*
Todd Pedersen	533,340	62,000	471,340	2.2%
Daniel Chen	91,900	68,000	23,900	*
Mark N. Schneider Trustee of the Mark N. Schneider Family Living Trust (18)	99,677	62,000	37,677	*
Rodman & Renshaw LLC (19)	93,080	93,080	—	*

*	Represents beneficial ownership of less than 1%.

(1)	Unless otherwise noted, this table is based on information supplied to us by the selling stockholders and certain records of the Company.

(2)	The share numbers in this column assumes the issuance of shares of Common Stock pursuant to the exercise of the outstanding warrants.

(3)	The share numbers are based on records of the Company and information from the selling stockholders. The share numbers include Common Stock and shares of Common Stock issuable pursuant to the exercise of outstanding warrants held by the selling stockholders. We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(4)	The percentage calculation after the offering is based on 20,907,536 shares of Common Stock outstanding and assumes the full exercise of outstanding warrants held by the Selling Stockholder on June 7, 2011.

(5)	Number of shares being offered includes 135,383 shares of Common Stock issuable upon the exercise of warrants held by this selling stockholder. Jennison Associates LLC (“Jennison”) serves as sub-adviser with power to direct investments and/or power to vote the shares owned by this selling stockholder, as well as shares owned by certain other clients, and may be deemed to beneficially own the shares held by these entities. Jennison expressly disclaims ownership of such shares. Jennison is a wholly-owned subsidiary of Prudential Financial, Inc., which is a publicly-traded financial services company. The address of Jennison is 466 Lexington Avenue, New York, NY 10017. The selling stockholder is a mutual fund whose principal underwriter is an affiliated broker-dealer that is a member of the Financial Industry Regulatory Authority (FINRA). Jennison represents that it has purchased these shares in the ordinary course of business and, at the time of purchase, with no arrangement or understanding, directly or indirectly, with any person regarding the distribution of such shares. By virtue of their positions with Jennison, David Chan and Michael Del Balso, Managing Directors of Jennison and Portfolio Managers to this selling stockholder, have authority to vote or dispose of the shares held by this selling stockholder.

(6)	Number of shares being offered includes 153,850 shares of Common Stock issuable upon the exercise of warrants held by this selling stockholder. Jennison Associates LLC (“Jennison”) serves as investment manager with power to direct investments and/or power to vote the shares owned by this selling stockholder, as well as owned by certain other clients, and may be deemed to beneficially own the shares held by these entities. Jennison expressly disclaims ownership of such shares. Jennison is a wholly-owned subsidiary of Prudential Financial, Inc., which is a publicly-traded financial services company. The address of Jennison is 466 Lexington Avenue, New York, NY 10017. The selling stockholder is an exempted company incorporated under the laws of the Cayman Islands whose shares are distributed by an affiliated broker-dealer that is a member of the Financial Industry Regulatory Authority (FINRA). Jennison represents that it has purchased these shares in the ordinary course of business and, at the time of purchase, with no arrangement or understanding, directly or indirectly, with any person regarding the distribution of such shares. By virtue of his position with Jennison, David Chan, Managing Director of Jennison and Portfolio Manager to this selling stockholder, has authority to vote or dispose of the shares held by this selling stockholder.

(7)	Number of shares being offered includes 787,690 shares of Common Stock issuable upon the exercise of warrants held by this selling stockholder. Jennison Associates LLC (“Jennison”) serves as sub-adviser with power to direct investments and/or power to vote the shares owned by this selling stockholder, as well as shares owned by certain other clients, and may be deemed to beneficially own the shares held by these entities. Jennison expressly disclaims ownership of such shares. Jennison is a wholly-owned subsidiary of Prudential Financial, Inc., which is a publicly-traded financial services company. The address of Jennison is 466 Lexington Avenue, New York, NY 10017. The selling stockholder is a mutual fund whose principal underwriter is an affiliated broker-dealer that is a member of the Financial Industry Regulatory Authority (FINRA). Jennison represents that it has purchased these shares in the ordinary course of business and, at the time of purchase, with no arrangement or understanding, directly or indirectly, with any person regarding the distribution of such shares. By virtue of their positions with Jennison, David Chan and Michael Del Balso, Managing Directors of Jennison and Portfolio Managers to this selling stockholder, have authority to vote or dispose of the shares held by this selling stockholder.

(8)	James E. Flynn has authority to vote or dispose of the shares held by this selling stockholder.

(9)	Steven Salamon, CFA has authority to vote or dispose of the shares held by this selling stockholder.

(10)	Nathan Fischel and Fariba Ghodsian have authority to vote or dispose of the shares held by this selling stockholder.

(11)	Konrad Ackerman has authority to vote or dispose of the shares held by this selling stockholder.

(12)	Downsview Capital, Inc. (“Downsview”) is the general partner of Cranshire Capital, L.P. (“Cranshire”) and consequently has voting control and investment discretion over securities held by Cranshire. Mr. Mitchell P Koplin, President of Downsview, has voting control over Downsview. As a result of the foregoing, each of Mr. Koplin and Downsview may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the shares of Common Stock beneficially owned by Cranshire.

(13)	Joshua Silverman has authority to vote or dispose of the shares held by this selling stockholder.

(14)	As of the date hereof, David Nemelka beneficially owns 3,390,537 shares of Common Stock of the Issuer, including Common Stock issuable upon exercise of warrants to purchase 1,566,014 shares of Common Stock. This includes information contained in filings made on Schedule 13D, as amended, with the Commission by the reporting person. The principal address of David N. Nemelka is 2662 Stonebury Loop Road, Springville, UT 84663.

(15)	Includes 50,015 shares of Common Stock, 50,015 Class A Warrants and 50,015 Class B Warrants owned by Keith Nellesen, manager of McColee Partners, LLC. Keith Nellesen and Brittany Allred have authority to vote or dispose of the shares held by this selling stockholder.

(16)	Dane Kay, Jim Salisbury, Scott Petersen and Steve Petersen have authority to vote or dispose of the shares held by this selling stockholder.

(17)	Kevin Hatfield has authority to vote or dispose of the shares held by this selling stockholder.

(18)	Mark N. Schneider has authority to vote or dispose of the shares held by this selling stockholder.

(19)	Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc., was the placement agent in our April 2011 private placement. Rodman & Renshaw, LLC is a member of the Financial Industry Regulatory Authority. John J. Borer III is the Senior Managing Director and Head of Investment Banking of Rodman & Renshaw, which is the registered holder of the warrant to purchase common stock. Mr. Borer, as the Senior Managing Director and Head of Investment Banking of Rodman & Renshaw, has sole voting and dispositive power of the shares owned by Rodman & Renshaw offered under this prospectus.
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     The Company would appreciate your earliest consideration of this response. If you have any questions or require any additional information with respect to any matters discussed in this letter, please contact the undersigned at (404) 815.3634 (telephone) or (404) 685.6934 (facsimile). Thank you.

Very truly yours,

John C. Ethridge, Jr.

cc:	Ruari Regan Securities and Exchange Commission Staff Attorney Christopher M. Cashman SANUWAVE Health, Inc. President and Chief Executive Officer